UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2015

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

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(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	June 17, 2015	By	/s/ Wang Jian
Name: Wang Jian
Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHANGE OF SUPERVISORS

The Company announces that Mr. Yan Taisheng has ceased to hold the position as an employee representative supervisor of the seventh session of the Supervisory Committee due to his retirement. The Company further announces that Mr. Xu Haihua was appointed as an employee representative supervisor of the seventh session of the Supervisory Committee. The aforesaid change of supervisors will be effective from the date of this announcement.

China Eastern Airlines Corporation Limited (the “Company”) announces that Mr. Yan Taisheng (“ Mr. Yan ”), has ceased to hold the position as an employee representative supervisor of the seventh session of the supervisory committee of the Company (the “ Supervisory Committee ”) due to his retirement with effect from the date of this announcement. Mr. Yan has confirmed that he has no disagreement with the board of directors of the Company (the “Board”) and the Supervisory Committee, and there is no matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company.

The Company further announces that pursuant to the relevant requirements under the Company Law of the People’s Republic of China, the articles of association of the Company and Rules of Meeting of the Supervisory Committee of the Company, the second joint meeting of team leaders in 2015 of the sixth session of the employee’s representatives conference was held recently. In the meeting, Mr. Xu Haihua (“Mr. Xu”) was elected as the employee representative supervisor of the seventh session of the Supervisory Committee. His appointment as the employee representative supervisor of the seventh session of the Supervisory Committee will be effective from the date of this announcement and will end upon the date of expiry of the seventh session of the Supervisory Committee (i.e. until the conclusion of the 2015 annual general meeting of the Company).

The biographical details of Mr. Xu are as follows:

Mr. Xu Haihua is currently a supervisor, vice chairman of the labour union and head of the general office of the labour union of the Company. Mr. Xu joined the civil aviation industry in 1982. He served as the deputy secretary of the Party committee and secretary of the disciplinary committee of China Eastern Air Catering Investment Co., Ltd. from April 2005 to March 2010. He served as the deputy secretary of the Party committee, secretary of the disciplinary committee and chairman of the labour union of Eastern Airlines Tourism Investment (Group) Co., Ltd. from April 2010 to September 2012. He has been the head of the general office of the labour union of the Company since October 2012 and the vice chairman of the labour union of the Company since September 2014. He has been a supervisor of the Company since June 2015. Mr. Xu graduated from Macau International Public University majoring in business administration and obtained postgraduate qualification.

Save as disclosed above, Mr. Xu has not held any other directorship in public companies the securities of which are listed on any securities market in Hong Kong or overseas during the last 3 years preceding the date of this announcement nor has any other major appointment or professional qualification. He does not have any relationship with any director, senior management or substantial or controlling shareholder of the Company. As at the date of this announcement, Mr. Xu is not deemed to have any interests in any shares or underlying shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

As at the date of this announcement, there is no service contract between the Company and Mr. Xu in respect of his proposed appointment as the employee representative supervisor of the Company. Mr. Xu is not entitled to any remuneration of the Company in respect of the appointment as the employee representative supervisor of the Company. Pursuant to the articles of association of the Company, the term of office of Mr. Xu lasts from the date of this announcement until the expiry of the term of the seventh session of the Supervisory Committee.

Save as disclosed in this announcement, the Company is not aware of any matters in relation to the appointment of Mr. Xu which are required to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and any other matter that needs to be brought to the attention of the shareholders of the Company.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Joint Company Secretary

Shanghai, the People’s Republic of China
16 June 2015

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Xu Zhao (Director), Gu Jiadan (Director), Li Yangmin (Director, Vice President), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Ji Weidong (Independent non-executive Director), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director) and Shao Ruiqing (Independent non-executive Director).

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